Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated October 13, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The interview transcripted as Exhibit A was aired on the Fox Business on October 13, 2009.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                In addition to the above clarification, you should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Get a Loan, Skip the Bank

October 13, 2009

"All right stress test, TARP, bank failures... of all the turmoil in the banking sector lately, and credit of course being cut off for a lot of people, is there another place to turn for a loan? Thankfully there is-- peer to peer lending is on the rise. Joining us now as one of the leading companies in that field, please welcome Lending Club CEO and founder, Renaud Laplanche. Monsieur Laplanche, it's me, Brian Sullivan, nice to meet you thanks for coming on the program."

"Good Morning, Brian"

"All right let's talk about how this works, so I'd like to get a loan, I go to my local bank -EH, turned down , so I go to another bank-EH, turned down. I would turn to Lending Club. How does it work? How, how good does my credit got to be? How much can I get? What are the interest rates?"

"That's right, Brian. So Lending Club is a market place where participants can do one of two things: they can either take a loan, or invest in loans made to other members. So if you are interested in taking a loan, either because you have been rejected by your bank, or you just don't like the eighteen percent interest rate you are paying on your credit card, then you can go to Lending Club, apply for a loan, and you need to have good credit, you need a FICO score of at least 660, and a few other credit criteria. But if you have been responsible with your credit in the past, you will get approved for a loan with Lending Club at an interest rate that is typically much lower than you would be paying on your credit card."

"Renaud, it's Dagen McDowell, good to see you. So if you're getting rates that are lower than a credit card rate, it seems like, if you could tap your home equity, or get another loan elsewhere, that you might wind up getting some of the, the people who can't get credit elsewhere, and I wonder if that makes, I guess, good business sense in a tough economy?"

"That's a great question, and that's really why Lending Club has always implemented some very stringent credit criteria-again minimum FICO score of six hundred sixty. The average FICO score is actually seven fifteen, so we've never done any subprime lending. The goal of Lending Club is really not to give credit to people who could not really afford that credit. So through this lending criteria that we've implemented, we make sure that only the credit worthy borrowers have access to credit through Lending Club, and the benefit to them really is a lower interest rate, because we cut down on the high cost and complexity of the banking system; borrowers can borrow at a lower rate than they would pay to their credit card, and as you know, most families carry a credit card balance, and the average balance in the U.S. is about five thousand dollar per family. And so instead of paying eighteen percent, or twenty four percent on a credit card balance, most borrowers choose to refinance, and pay down their account with a Lending Club loan that is at a fixed rate loan, typically at a lower interest rate."

"You talk about, though, getting rid of, I guess, the headaches, and all the paperwork involved with borrowing from a bank, but going through your recent supplemental prospectus that was filed with the SEC, you literally have to list all of the people who have borrowed money, the loan specifics, and it just seems like that the filing process with the SEC, and the regulation hasn't really kept up with your industry."

"Yes and no. I mean we make filings with the SEC, and so we are registered with the SEC, and that provides additional disclosure and transparency to the investors who invest in those loans, and we believe those are good things-transparency, and disclosure. And the filings you mentioned, we make filings every day, and those are fully automated filings, so it's one of the ways Lending Club really, again, cut down on cost and complexity. A lot of the processes, all of the processes, are online, and a lot of the processes are automated, and help us really be more efficient than the banks."

"Alright, Renaud Laplanche, Lending Club founder and CEO on another way to get credit in what is certainly a tough market. I'm sure your business is doing well, and it's nice to have-even though it's really, I guess, I don't know-a combined business of you and a bunch of other folks-it's good to hear some good news. Thank you very much."